
November 5, 2021

Jonathan Neman
Chief Executive Officer
Sweetgreen, Inc.
3101 W. Exposition Boulevard
Los Angeles, CA 90018

> **Re: Sweetgreen, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 25, 2021**
> **File No. 333-260472**

Dear Mr. Neman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed October 25, 2021

Quarterly Results of Operations, page 116

1. We note your disclosure in the footnotes to the table on page 117, quantifying AUV and Same Store Sales Change if certain adjustments and exclusions were not made for the material, temporary closure of certain restaurants. Please amend your disclosure in the prospectus summary to provide similar disclosure quantifying AUV and Same Store Sales Change without these adjustments, or provide a cross-reference in your prospectus summary to the disclosure in the footnotes on page 117.

General

2. Please provide a brief description of the "certain individuals identified by management" who may participate in the DSP (*e.g.,* officers, directors, employees, friends and family of

a specific group of persons, etc).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Siana E. Lowrey